DSTRBRPT

83-2



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF
ASIAN DEVELOPMENT BANK

In respect of the issue of the ADB's
N.Z.$350,000,000
3.50 per cent. Notes due 30 May 2024
(to be consolidated, form a single series and be fungible with the N.Z.$250,000,000 3.50 per cent. Notes due 30 May 2024 issued on 30 May 2017)

Series No. NZD-007-01-1

(under the N.Z.$5,000,000,000 Domestic Medium Term Note Programme)

Filed pursuant to Rule 3 of Regulation AD
Dated: 28 July 2017

The following information is filed pursuant to Rule 3 of Regulation AD in respect of the issue of N.Z.$350,000,000 principal amount of 3.50 per cent. Notes due 30 May 2024 (Series No. NZD-007-01-1) (the "Notes") (to be consolidated, form a single series and be fungible with the N.Z.$250,000,000 3.50 per cent. Notes due 30 May 2024 issued on 30 May 2017) of the Asian Development Bank (the "ADB") under its N.Z.$5,000,000,000 Domestic Medium-Term Note Programme (the "Programme").

Item 1. Description of Obligations

The terms and conditions of the Notes are set forth in the Information Memorandum for the Programme dated 27 January 2010 (the "Information Memorandum"), previously filed under a report of the ADB dated 27 January 2010, and in the Pricing Supplement relating to the Notes dated 26 July 2017 (the "Pricing Supplement"), which was filed previously under a report of the ADB dated 26 July 2017. Certain other information about the ADB is provided in the form of an Information Statement, the latest version of which, dated 25 April 2017, was filed under a report of the ADB dated 25 April 2017.

The registrar and paying agent of the ADB with respect to the Notes is Computershare Investor Services Limited, Level 2, 159 Hurstmere Road, Takapuna, Auckland 0622, New Zealand.

Item 2. Distribution of Obligations

See the Information Memorandum, pages ii to iii and 47 to 50, and the Pricing Supplement.

As of 26 July 2017, the ADB entered into a Subscription Agreement, which was filed previously under a report of the ADB dated 26 July 2017, with ANZ Bank

New Zealand Limited, Bank of New Zealand and The Toronto-Dominion Bank (together, the "Dealers"), pursuant to which ADB has agreed to issue, and the Dealers have severally but not jointly agreed to purchase, a principal amount of the Notes aggregating N.Z.$350,000,000 for an issue price of 100.165895 per cent., plus N.Z.$1,963,994.57 on account of accrued interest for 59 days from and including 30 May 2017 to but excluding 28 July 2017 (the "Issue Date"), less an underwriting fee of 0.181271 per cent. of the principal amount. For the avoidance of doubt, the aggregate purchase price after the above adjustment shall be N.Z.$351,910,178.57. The Notes will be offered for sale subject to issuance and acceptance by the Dealers and subject to prior sale. It is expected that the delivery of the Notes will be made on or about 28 July 2017. The Dealers propose to offer all the Notes to the public at the public offering price of 100.165895 per cent. plus N.Z.$1,963,994.57 on account of accrued interest for 59 days from and including 30 May 2017 to but excluding the Issue Date. The respective principal amounts of the Notes that each of the Dealers commits to underwrite are set forth opposite their names below:

Name	Principal Amount
ANZ Bank New Zealand Limited	N.Z.$ 116,666,666.67
Bank of New Zealand	N.Z.$ 116,666,666.67
The Toronto-Dominion Bank	N.Z.$ 116,666,666.66
Total	N.Z.$350,000,000

Item 3. Distribution Spread

See the Pricing Supplement, page 2, and the Subscription Agreement.

	Price to the Public*	Commissions and Concessions	Proceeds to ADB*
Per Unit	100.165895%	0.181271%	99.984624 %
Total in N.Z.$	N.Z.$350,580,632.50	N.Z.$634,448.50	N.Z.$349,946,184.00

*Plus N.Z.$1,963,994.57 on account of accrued interest for 59 days from and including 30 May 2017 to but excluding the Issue Date.

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3.

Item 5. Other Expenses of Distribution

Item	Amount
Legal Fees	$11,200*

* Asterisk indicates that the expense itemized above is an estimate.

Item 6. Application of Proceeds

See the Information Memorandum, page 1.

Item 7. Exhibits

(a) (i) Information Memorandum in relation to the Programme dated 27 January 2010, previously filed under a report of the ADB dated 27 January 2010.

(ii) Pricing Supplement dated 26 July 2017, previously filed under a report of the ADB dated 26 July 2017.

(b) Copy of an opinion of counsel as to the legality of the Notes.

(c) (i) Programme Agreement relating to the issuance of Notes by the ADB under the Programme dated as of 27 January 2010, previously filed under a report of the ADB dated 27 January 2010.

(ii) Note Deed Poll relating to the issuance of Notes by the ADB under the Programme dated 27 January 2010, previously filed under a report of the ADB dated 27 January 2010.

(iii) Subscription Agreement dated 26 July 2017, previously filed under a report of the ADB dated 26 July 2017.

(iv) Registrar and Paying Agency Agreement in relation to the Programme dated 27 January 2010, previously filed under a report of the ADB dated 27 January 2010.

(d) (i) Information Statement dated 25 April 2017, previously filed under a report of the ADB dated 25 April 2017.

(ii) Information Memorandum and Pricing Supplement (see (a) above).



28 July 2017

ANZ Bank New Zealand Limited
Level 10, ANZ Centre
171 Featherston Street
Wellington 6011
New Zealand

Bank of New Zealand
Level 6, Deloitte Centre
80 Queen Street
Auckland 1010
New Zealand

The Toronto-Dominion Bank
60 Threadneedle Street
London EC2R 8AP
United Kingdom

as Dealers for the issue of the Notes defined below

Ladies and Gentlemen,

ASIAN DEVELOPMENT BANK
Series No.: NZD007-01-1
N.Z.$350,000,000 3.50 per cent. Notes due 30 May 2024 (the "Notes")
(to be consolidated, form a single series and be fungible with the N.Z.$250,000,000 3.50 per cent. Notes due 30 May 2024 issued on 30 May 2017)
Issued Under the New Zealand Dollar Domestic Medium-Term Note Programme (the "Programme")

I have participated in the proceedings of the Asian Development Bank ("ADB") to authorize the issue and sale of the captioned Notes issued under the Programme. In that connection, I have examined, among other things, the following:

(a) the Agreement Establishing the Asian Development Bank (the "Charter") and the By-Laws of ADB;

(b) a letter from the Minister of Finance of New Zealand dated 23 October 2013 confirming that the Government of New Zealand has given all approvals required from such Government pursuant to Article 21 of the Charter for the purposes of the Notes;

(c) a letter dated 12 November 1997 from the Bank of England to the Treasurer of ADB, confirming that the Government of the United Kingdom has given all approvals required from such Government pursuant to Article 21 of the Charter for the purposes of the Notes;

(d) the resolution adopted by the Board of Directors of ADB on 9 December 2016 (the "Resolution"), authorizing the issue and sale of the Notes pursuant to various determinations of the President, a Vice President or the Treasurer of ADB;

(e) the memorandum of the Officer-in-Charge, Treasury Department of ADB dated 26 July 2017 setting forth his determinations as required under the Resolution for the issue and sale of the Notes;

(f) the Borrowing Regulation of ADB dated 9 December 2008;

(g) the Subscription Agreement between ADB and the Dealers dated 26 July 2017 (the "Subscription Agreement") relating to the issue and sale of the Notes; and

(h) the Pricing Supplement dated 26 July 2017 (the "Pricing Supplement") relating to the issue and sale of the Notes.

Based on my examination and review of the documents described above and such other documents and matters as are in my judgment necessary for the purposes of this opinion, I am of the opinion that:

(A) ADB has obtained all governmental approvals required pursuant to the Charter in connection with the offering, issue and sale of the Notes.

(B) The creation, issue, sale and delivery of the Notes have been duly authorized. When the Notes have been duly issued, delivered and paid for in accordance with the Subscription Agreement (which Subscription Agreement shall have been duly authorized, executed and delivered by the Dealers), the Notes will constitute valid, binding and enforceable obligations of ADB in accordance with their terms.

(C) The Subscription Agreement and the Pricing Supplement have each been duly authorized, executed and delivered by ADB and each constitutes a valid, binding and enforceable agreement of ADB.

This opinion is limited to matters of public international law, including without limitation the Charter, the By-Laws of ADB, the Rules of Procedure of the Board of Governors of ADB and the Rules of Procedure of the Board of Directors of ADB. No opinion is expressed herein, or should be deemed to be implied hereby, in respect of the laws of any national jurisdiction. To the extent that any opinion is expressed herein as to the validity and binding effect of any agreement or instrument executed by ADB which by its terms is governed by national law, such opinion as to matters of public international law is given upon the assumption of the validity and binding effect of such agreement or instrument under such national law.

Very truly yours,



RAMIT NAGPAL
Deputy General Counsel and
Officer-in-Charge, Office of the General Counsel